UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2013

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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This is a joint press release by Oak Leaf B.V. and D.E MASTER BLENDERS 1753 N.V. pursuant to the provisions of Section 5:25i of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) and Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the intended public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. Any offer will be made only by means of an offer memorandum.

Press Release

Update on the intended offer by Oak Leaf for D.E MASTER BLENDERS 1753

•	Draft offer memorandum submitted to the SEC

•	AFM’s review process of the draft offer memorandum currently underway

•	Acceptance period of eight weeks under the Offer expected to commence shortly

•	Works council has rendered positive advice for the Offer

•	Committed financing is in place

•

A post-closing merger and liquidation will be proposed to DEMB’s shareholders, which, if the conditions for such structure are satisfied, will increase deal certainty, reduce costs and lead to an increased efficiency of the DEMB group’s financing structure

•

As a result of the proposed post-closing merger and liquidation, it is intended that each non-tendering DEMB shareholder will receive an advance liquidation distribution per DEMB share equal to the Offer Price, without interest and subject to withholding and other taxes

•	DEMB extraordinary shareholders’ meeting is expected to be held on July 31, 2013

Amsterdam / Haarlem, June 6, 2013 – Reference is made to the joint press releases by Oak Leaf B.V. (the “Offeror”), a newly incorporated company that is wholly owned by Joh. A. Benckiser led investor group, and D.E MASTER BLENDERS 1753 N.V. (“DEMB”) dated April 12, 2013 and May 10, 2013 in respect of the intended public cash offer for all issued and outstanding ordinary shares in the capital of DEMB at an offer price of €12.50 (cum dividend) (the “Offer Price”) for each DEMB ordinary share (on a fully diluted basis), subject to customary conditions (the “Offer”).

Offer timetable: review draft offer document currently underway

A draft of the offer memorandum has been submitted to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the “AFM”), who has reviewed and commented on the draft. A revised draft of the offer memorandum, incorporating comments from the AFM, has been submitted to the U.S. Securities and Exchange Commission (the “SEC”) and the SEC’s review of the draft offer memorandum is currently underway. Following comments from the SEC, a revised and possibly final draft of the offer memorandum will be submitted to the AFM.

The Offeror intends to publish the offer memorandum with respect to the Offer shortly after obtaining approval from the AFM and will thereby formally commence the Offer.

As described in the draft offer memorandum, the Offeror will provide for an acceptance period (aanmeldingstermijn) of eight weeks.

Works council has rendered positive advice

The works council of Koninklijke Douwe Egberts B.V. (“KDE”) has rendered positive advice in respect of (i) the support, recommendation and execution by DEMB’s board of directors (the “Board”) of the Offer and (ii) the financing of the Offer, as well as any action required for the implementation of (i) and (ii).

The works council of KDE has also been requested to render its advice in respect of the unanimous support, recommendation and execution by the Board of the merger proposal with respect to the Legal Merger (as defined below) (the “Merger Proposal”). It is currently expected that this advice procedure will be completed before commencement of the Offer.

Merger clearance filings

On May 14, 2013, the Offeror submitted a merger notification with the European Commission. In addition, the Offeror made a filing with the Federal Antimonopoly Service of Russia on May 13, 2013. The Offeror and DEMB are confident that they will secure all relevant competition approvals before the end of the acceptance period.

Governance

The Offeror intends to nominate Michel Cup for appointment as executive member of the Board by DEMB’s Extraordinary General Meeting of Shareholders, which appointment shall become effective as per settlement of the Offer.

Post-Closing Merger and Liquidation

As further described in the draft offer memorandum, the Offeror and DEMB have agreed in principle to certain arrangements to facilitate the Offeror acquiring 100% of the shares of a legal successor of DEMB and full ownership of DEMB’s business (the “Post-Closing Merger and Liquidation”) as soon as practically possible after completion of the Offer and upon the fulfillment of certain conditions. As a result of the Post-Closing Merger and Liquidation, it is intended that each DEMB shareholder that did not accept the Offer will receive an advance liquidation distribution per DEMB share equal to the Offer Price, without interest and subject to withholding and other taxes.

The Post-Closing Merger and Liquidation will reduce costs and lead to an increased efficiency of the DEMB group’s financing structure and also increases the likelihood of the consummation of the Offer and allows DEMB’s shareholders to obtain cash for their shares without any action from their part.

As part of these arrangements, the Offeror and DEMB have agreed that DEMB will convene an Extraordinary General Meeting of Shareholders, including to discuss and vote on the Merger Proposal, subject to (i) the completion of any required works council advice procedures and (ii) the SEC either (a) having declared effective a registration statement relating to the Legal Merger under the U.S. Securities Act of 1933 or (b) having granted an exemption from such obligation.

If DEMB’s Extraordinary General Meeting of Shareholders votes in favor of the Legal Merger and, subsequently, the Offer is declared unconditional with an acceptance level that is less than the minimum acceptance of 95% of DEMB’s issued and outstanding ordinary shares on a fully diluted basis (the “Minimum Acceptance Condition”), the Offeror may resolve to continue to pursue the Post-Closing Merger and Liquidation.

The Offeror and DEMB have agreed that the Offeror will waive the Minimum Acceptance Condition, if (i) DEMB’s Extraordinary General Meeting of Shareholders has voted in favor of the Legal Merger and such resolution is in full force and effect, (ii) there is a minimum acceptance of 80% of the DEMB’s issued and outstanding ordinary shares on a fully diluted basis at the end of the acceptance period, (iii) the Offeror has obtained a waiver under the senior facilities agreement with respect to the Offer (the “SFA”) in accordance with the provisions of the SFA to waive the Minimum Acceptance Condition without any change to the terms or conditions of the SFA and without supplemental terms or conditions (other than such waiver) and (iv) nothing shall have occurred that will prevent or delay, or is reasonably expected to prevent or delay in any material respect, the completion of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, which shall for the avoidance of doubt include that the Merger Proposal shall not have been withdrawn, and no non-frivolous claim or non-frivolous objection based on law or contract is made that will materially adversely affect or is reasonably likely to materially adversely affect the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms (including the transfer of all assets and liabilities of DEMB to Oak Sub B.V. (“Oak Sub”)).

In summary, the Post-Closing Merger and Liquidation consists of the following transaction steps:

•

DEMB will merge and disappear into Oak Sub, an indirect wholly owned non-listed subsidiary of the Offeror. As part of this merger, the non-tendering Shareholders will receive shares in the capital of New Oak B.V. (“New Oak”), a direct wholly owned non-listed subsidiary of the Offeror and the sole shareholder of Oak Sub, on a share-for-share basis (the “Legal Merger”). As a consequence, DEMB will be delisted from Euronext Amsterdam.

•

New Oak will sell and transfer the shares in Oak Sub to the Offeror against payment of the Offer Price multiplied by the total number of shares in the capital of New Oak, in the form of cash and a loan note.

•

New Oak will be liquidated and it is intended that the cash consideration will be distributed by means of an advance liquidation distribution to the shareholders of New Oak, other than the Offeror, and the advance liquidation distribution to the Offeror will be set-off against the note.

•

It is intended that the amount of the advance liquidation distribution per share in the capital of New Oak will be equal to the Offer Price, without interest and subject to withholding and other taxes.

On the basis of a tax ruling issued by the Dutch tax authorities, generally the amount of Dutch dividend withholding tax on the advance liquidation distribution would be approximately € 0.436 per New Oak share (15% of € 2.909 per New Oak share, being the excess of the advance liquidation distribution over the recognized average paid-in capital), which is approximately 3.5% of the Offer Price.

If the Offer is declared unconditional, DEMB’s shareholders will be able to tender their shares during a post-closing acceptance period (na-aanmeldingstermijn) of at least five business days and, as a result, avoid the consequences of the Post-Closing Merger and Liquidation.

If, immediately following the post-closing acceptance period, the Offeror and its affiliates, alone or together with DEMB, hold at least 95% of DEMB’s aggregated issued share capital on a fully diluted basis, the Offeror will not pursue the Post-Closing Merger and Liquidation, but will commence a statutory buy-out (uitkoopprocedure) in order to acquire the remaining DEMB shares not tendered and not held by the Offeror, its affiliates or DEMB.

Offer conditions

As further described in the draft offer memorandum, the consummation of the Offer will be subject to the satisfaction or waiver of the following Offer conditions:

(i)	the Minimum Acceptance Condition;
(ii)	relevant competition clearances for the Offer having been obtained;
(iii)	no revocation or change of the recommendation by the Board;
(iv)	the members of the Board shall not have taken any action that frustrates the Offer;
(v)	DEMB’s Extraordinary General Meeting of Shareholders having adopted certain resolutions;
(vi)	no material breach of the merger protocol having occurred;
(vii)	the USPP tender agreements with the holders of DEMB’s USPP notes being in full force and effect;
(viii)	the supervisory board of KDE not having revoked its approval of the financing of the Offer;
(ix)	no material adverse change having occurred;
(x)	no notification having been received from the AFM that preparations of the Offer are in breach of the offer rules; and
(xi)	no order, stay, judgment, decree or suit having been issued or initiated by a governmental authority prohibiting or materially delaying the transaction.

Without prejudice to the Offeror’s obligation to waive the Minimum Acceptance Condition upon the fulfillment of certain conditions as described above, the Offeror may also waive the Minimum Acceptance Condition if the acceptance level is below 80%, unless the acceptance level is below 66.67% in which case prior approval of DEMB is required.

For more information

D.E MASTER BLENDERS 1753

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

The Offeror

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Important information for DEMB shareholders

The information in this press release is not intended to be complete and for further information explicit reference is made to the offer memorandum, when finally published. The offer memorandum will contain details of the intended Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in DEMB. The public offer for the issued and outstanding ordinary shares of DEMB described in this announcement has not commenced. At the time the Offer is commenced, the Offeror will file a Tender Offer Statement on Schedule TO with the SEC, and DEMB will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

The Tender Offer Statement (including an offer memorandum (containing information required by the AFM as well as by the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed or furnished by the Offeror or filed or furnished by DEMB with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of these materials filed by DEMB by contacting Investor Relations by mail at Oosterdokstraat 80, 1011 DK Amsterdam, the Netherlands, by email at investor-relations@demb.com or by telephone at +31 20 558 1015.

The distribution of this press release may in some countries be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

To the fullest extent permitted by applicable law, the Offeror and DEMB disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws in one or more of those jurisdictions. Neither the Offeror, nor DEMB, nor any of their advisers assumes any responsibility for any violation by any person of any of these restrictions. Any DEMB shareholder who is in any doubt as to his/her position should consult an appropriate professional adviser without delay.

Forward looking statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected”. Although the Offeror and DEMB believe that the assumptions upon which their respective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond the control of DEMB, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer condition to the Offer may not be satisfied, the ability of DEMB to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the tender offer, and other factors described in “Risk Factors” and “Forward Looking Statements” in DEMB’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 and reports on Form 6-K thereafter. Neither the Offeror nor DEMB, nor any of their advisers accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

About the Offeror

The Offeror is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (“JAB”) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About DEMB

DEMB is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. DEMB holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. DEMB generated sales of more than €2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: June 6, 2013	By:	/s/ Onno van Klinken
Onno van Klinken General Counsel & Secretary